To:	Mediobanca ‑ Banca di Credito Finanziario S.p.A., as Agent under the Senior Facility Agreement (as defined below)

From:	International Game Technology PLC, as Obligors' Agent under the Senior Facility Agreement

3 May 2020

CONFIDENTIAL

Ladies and Gentlemen:

First Amended and Restated Third Amendment Request ‑ Senior Facility Agreement dated 25 July 2017, as amended 18 December 2018 and 18 July 2019, for the €1,500,000,000 term loan facility among the Company, as the Borrower; the entities listed in Part I of Schedule 1 thereto, as the Original Guarantors; Bank of America Merrill Lynch International Designated Activity Company (formerly Bank of America Merrill Lynch International Limited) and Mediobanca ‑ Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the financial institutions listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca, as the Agent (the "Senior Facility Agreement")

1.	Introduction

1.1	Reference is hereby made to the Senior Facility Agreement.

1.2	Unless a contrary indication appears, a term defined in the Senior Facility Agreement has the same meaning when used in this letter.

1.3	By means of this letter, the Borrower requests that the Lenders consent to certain proposals with respect to the Senior Facility Agreement.

1.4	This letter amends and restates the Third Amendment Request letter dated 11 April 2020 in its entirety.

2.	Proposals

The Borrower hereby requests the consent of the Lenders to the following proposals (collectively, the "Proposals"):

2.1
that the Majority Lenders agree that, for the period commencing on 30 January 2020 (the date on which the World Health Organization declared the outbreak of 2019‑nCoV (the "COVID‑19 Pandemic") a Public Health Emergency of International Concern) and expiring on 31 August 2021 (the "Relief Period Expiration Date"):

(a)
any material adverse effect (i) arising from the COVID‑19 Pandemic, including lockdowns, quarantines, casino, retailer and other closures and supply chain disruptions, (ii) arising from the COVID‑19 Pandemic that was disclosed to or known by the Finance Parties (including via public disclosure made on or prior to the date of this letter (the "COVID‑19 Pandemic Disclosure Cut‑off Date")) or (iii) that is reasonably foreseeable as of the COVID‑19 Pandemic Disclosure Cut‑off Date as a consequence of the COVID‑19 Pandemic shall not constitute a Material Adverse Effect under clause (a) or clause (b) of the definition thereof;

(b)
any suspension or cessation of business by an Obligor or a Material Subsidiary (i) arising from the COVID‑19 Pandemic, including lockdowns, quarantines, casino, retailer and other closures and supply chain disruptions, (ii) arising from the COVID‑19 Pandemic that was disclosed to or known by the Finance Parties (including via public disclosure made on or prior to the COVID‑19 Pandemic Disclosure Cut‑off Date) or (iii) that is reasonably foreseeable as of the COVID‑19 Pandemic Disclosure Cut‑off Date as a consequence of the COVID‑19 Pandemic shall not constitute a Default or an Event of Default under Clause 24.10 (Cessation of business) of the Senior Facility Agreement; and

(c)
(save to the extent that any relevant Public Debt Rating is equal to B+ or B1 or lower or any Public Debt Rating has been withdrawn) the obligation of the Borrower set out in paragraph (b)(ii) of Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Senior Facility Agreement is waived (for the avoidance of doubt, if any Public Debt Rating is equal to BB- or Ba3 on the Relief Period Expiration Date, then the Borrower shall comply with paragraph (b)(ii) of Clause 23.22 (Further Assurance and Security following Debt Ratings decrease) of the Senior Facility Agreement as if the relevant Public Debt Rating(s) was (were) reduced from BB or Ba2 (as applicable) on the Relief Period Expiration Date);

2.2
that the Majority Lenders agree that for the period commencing on the Amendment Effective Date (as defined below) and expiring on the Relief Period Expiration Date (the "Relief Period"), the maximum aggregate amount set out in clause (A) of paragraph (g)(A) of the definition of Permitted Acquisition in Clause 1.1 (Definitions) of the Senior Facility Agreement shall be US$100,000,000 (or its equivalent in other currencies);

2.3	that the Majority Lenders agree that, effective as of the Amendment Effective Date, the Margin on all Loans outstanding on the Amendment Effective Date shall be increased to 2.50%;

2.4	that the Majority Lenders agree to paragraph (b) of the definition of "Margin" in Clause 1.1 (Definitions) of the Senior Facility Agreement being amended in its entirety to read as follows:

(b)
from and including a Margin Rating Event until the Final Maturity Date, such percentage per annum as is set out below in the column "Applicable Margin" in respect of the Public Debt Rating applicable below:

Public Debt Ratings	Applicable Margin
BBB/Baa2 or higher	0.95%
BBB-/Baa3	1.45%
BB+/Ba1	1.85%
BB/Ba2	2.25%
BB-/Ba3	2.75%
B+/B1 or lower	3.25%

Provided that:

(i)	in the event of split Public Debt Ratings, the Applicable Margin shall be the average of the two (2) Applicable Margins;

(ii)	in the event of withdrawal of a Public Debt Rating, the Applicable Margin shall be the average of the Applicable Margin for the remaining Public Debt Rating and 3.25%;

(iii)	in the event of withdrawal of all Public Debt Ratings, the Applicable Margin shall be 3.25% until at least one Public Debt Rating is reinstated;

(iv)
any increase or decrease in the Margin for a Loan shall take effect on the date which is the first day of the next Interest Period for that Loan following the occurrence of the relevant Margin Rating Event;

(v)	any increase or decrease in the Margin for a Loan for the purpose of calculation of the Commitment Fee shall take effect as of the date on which the relevant Margin Rating Event occurs;

(vi)
in circumstances where there is no Loan outstanding, the Margin for the purposes of calculating any commitment fee shall nevertheless increase or decrease in accordance with the table set out in this paragraph (b); and

(vii)
notwithstanding clauses (i) through (vi) above, when an Event of Default is continuing, the Applicable Margin shall be 3.25% and such Applicable Margin shall take effect as of the date on which the Event of Default occurs, provided that if at any time after the date hereof three (3) Public Debt Ratings have been issued, then the Public Debt Ratings in the table set out in this paragraph (b) and the references to "Public Debt Rating(s)" in clauses (i) through (iii) above shall be interpreted on the basis of the three (3) Public Debt Ratings and that the reference to "two (2)" shall be deemed to be to "three (3)";

2.5
that the Majority Lenders agree to the definition of "Permitted Restricted Payment" in Clause 1.1 (Definitions) of the Senior Facility Agreement being amended by the following proviso being inserted after paragraph (e) of such definition:

Provided that no Permitted Restricted Payment may be made under paragraphs (b), (c), (d) and/or (e) above:

(i)	during the period commencing on 1 April 2020 and expiring on 30 June 2021; and

(ii)
during the period commencing on 1 July 2021 and expiring on the Final Maturity Date, if the ratio of (A) the sum of Total Net Debt at the last day of most recent Relevant Period for which a Compliance Certificate was due pursuant to Clause 21.2 (Provision and contents of Compliance Certificate) and the amount of the Restricted Payment and all other Restricted Payments made since the last day of such Relevant Period to (B) EBITDA for such Relevant Period is greater than the lesser of (1) 5.00:1.00 and (2) the maximum ratio of Total Net Debt to EBITDA applicable for such Relevant Period pursuant to paragraph (b) of Clause 22.2 (Financial condition);

2.6
that the Majority Lenders agree to paragraph (b) of the definition of "Permitted Security" in Clause 1.1 (Definitions) of the Senior Facilities Agreement being amended in its entirety to read as follows:

(b)	any Security or Quasi-Security arising as a result of a Permitted Transaction;

2.7
that the Majority Lenders agree to paragraph (b) of the definition of "Permitted Transaction" in Clause 1.1 (Definitions) of the Senior Facilities Agreement being amended in its entirety to read as follows:

(b)
Security granted or amended by any member of the Group in favour of the creditors of Pari Passu Indebtedness, subject always to paragraphs  (c), (d), (e) and (g) of Clause 23.22 (Further Assurance and Security following Debt Ratings decrease);

2.8	that the Majority Lenders agree as follows:

(a)
that the Borrower shall supply to the Agent who will distribute to the Lenders a trading update (each a "Trading Update") with respect to the components of Liquidity (as defined below), the Group's revenues, EBITDA and Total Net Debt (which shall not be required to be calculated with reference to any Accounting Principles) as of the last day of each January, February, April, May, July, August, October and November during the Relief Period (each a "Trading Update Month"), commencing with April 2020, on or before the date which is forty-five (45) days following the last day of each such Trading Update Month;

(b)	the representation that repeated as a Repeating Representation pursuant to Clause 20.11 (No misleading information) of the Senior Facility Agreement shall not apply to any Trading Update; and

(c)
that, by submission of each Trading Update, the Borrower shall be deemed to represent to the Finance Parties once only (automatically without the need for any further action) in respect of each such Trading Update on the date of delivery of such Trading Update to the Agent that the information contained in such Trading Update is the information used by management in evaluating the financial performance of the Group;

2.9	that the Majority Lenders agree that:

(a)
"Liquidity" means the sum of (i) the aggregate amount of the Group's cash and Cash Equivalent Investments (excluding cash and Cash Equivalent Investments as reserves in restricted cash accounts to be used for the purpose of funding payments to wide area progressive jackpot winners), (ii) the aggregate amount of undrawn committed credit facilities available to the Group, including the Existing Revolving Credit Facilities, and (iii) the aggregate amount of (A) irrevocable commitments given by any person which is not a member of the Group (each a "Third Party Irrevocable Commitment") to provide committed credit facilities to any member of the Group and (B) Third Party Irrevocable Commitment to provide any form of subordinated debt, equity or equity-like contribution which is non-redeemable on or before the date which is six (6) months following the Final Maturity Date to any member of the Group;

(b)	the Borrower shall ensure that Liquidity at each Calculation Date during the Relief Period shall not be less than US$500,000,000 (the "Minimum Liquidity Threshold");

(c)
the financial covenant set out in paragraph (b) shall be calculated in accordance with the Accounting Principles and tested in relation to the Group on a consolidated basis by reference to each Compliance Certificate delivered in accordance with Clause 21.2 (Provision and contents of Compliance Certificate) of the Senior Facility Agreement (which shall set out in reasonable detail disclosure of the items included in Liquidity, with an indication of the value of each item);

(d)
if a Compliance Certificate evidences that Liquidity at a Calculation Date is less than the Minimum Liquidity Threshold, then such financial covenant shall, notwithstanding anything to the contrary in this letter or the Senior Facility Agreement (as amended by this letter), be deemed to be satisfied if the Borrower delivers to the Agent on or before the date which is thirty (30) days following the date on which the Borrower delivered such Compliance Certificate to the Agent evidence satisfactory to the Agent that the Group has obtained sufficient additional Liquidity (the "Additional Liquidity") such that the sum of the Liquidity as such Calculation Date and the Additional Liquidity is not less than the Minimum Liquidity Threshold;

(e)	subject to paragraph (d), the failure of the Borrower to perform the financial covenant set out in paragraph (b) shall be an Event of Default; and

(f)
if any Trading Update or any Compliance Certificate evidences that Liquidity as of the last day of the relevant Trading Update Month is less than US$750,000,000, then solely for the purposes of this Section 2.9:

(i)	the definition of "Calculation Date" shall be deemed to be amended to include the last day of each subsequent Trading Update Month during the Relief Period; and

(ii)
the relevant Compliance Certificate for each subsequent Trading Update Month during the Relief Period will be supplied to the Agent who will distribute to the Lenders on or before the date which is forty-five (45) days following the last day of each such Trading Update Month, provided that, for the avoidance of doubt, and notwithstanding Section 2.10, the Borrower will continue to deliver each Compliance Certificate in accordance with Clause 21.2 (Provision and contents of Compliance Certificate) of the Senior Facility Agreement throughout the Relief Period and until the Final Maturity Date setting out, among other information, the ratio of EBITDA to Total Net Interest Costs and Total Net Debt to EBITDA (and, during the Relief Period, the details referred to in paragraph (c) above); and

2.10	that the Majority Lenders agree to Clause 22.2 (Financial condition) of the Senior Facility Agreement being amended in its entirety to read as follows:

22.2    Financial condition

The Borrower shall ensure that:

(a)
EBITDA to Total Net Interest Costs: The ratio of EBITDA to Total Net Interest Costs at each Calculation Date shall not be less than the ratio set out next to the relevant Calculation Date in the table below:

EBITDA to Total Net Interest Costs	2017	2018	2019	2020	2021	2022
31 March	-	3.00:1.00	3.00:1.00	3.00:1.00	N/A	3.00:1.00
30 June	3.00:1.00	3.00:1.00	3.00:1.00	N/A	N/A	3.00:1.00
30 September	3.00:1.00	3.00:1.00	3.00:1.00	N/A	3.00:1.00	3.00:1.00
31 December	3.00:1.00	3.00:1.00	3.00:1.00	N/A	3.00:1.00	3.00:1.00

(b)	Total Net Debt to EBITDA: The ratio of Total Net Debt to EBITDA at each Calculation Date shall not be greater than the ratio set out next to the relevant Calculation Date in the table below:

Total Net Debt to EBITDA	2017	2018	2019	2020	2021	2022
31 March	-	5.25:1.00	5.25:1.00	4.75:1.00	N/A	5.75:1.00
30 June	5.25:1.00	5.25:1.00	5.25:1.00	N/A	N/A	5.50:1.00
30 September	5.25:1.00	5.25:1.00	5.25:1.00	N/A	6.25:1.00	5.50:1.00
31 December	5.25:1.00	5.25:1.00	5.00:1.00	N/A	6.00:1.00	5.25:1.00

3.	Consent Fee and Consent Deadline

3.1
The Borrower hereby requests that the Agent seek and obtain the consent of all Lenders to the Proposals and, if the Agent obtains the consent of the Majority Lenders to the Proposals, that the Agent sign a copy of this letter and return it to the Borrower. The Borrower will then instruct Clifford Chance to reflect the Proposals set forth in Section 2.4, Section 2.5, Section 2.6, Section 2.7 and Section 2.10 in a revised conformed copy of the Senior Facility Agreement and arrange for it to be delivered to you for circulation to the Lenders.

3.2
In consideration of the Majority Lenders consenting to the Proposals before 5.00 p.m. (London time) on 8 May 2020 (subject to extension pursuant to Section 3.4) (the "Consent Deadline"), the Borrower will pay a consent fee (the "Consent Fee") to each Lender which consents to the Proposals before the Consent Deadline (a "Consenting Lender") equal to the product of thirty-five (35) one‑hundredths of one per cent. (0.35%) and such Consenting Lender's Commitment.

3.3
The Consent Fee will be paid through the Agent (in accordance with Clause 30.1 (Payments to the Agent) of the Senior Facility Agreement) on or before the date which is five (5) Business Days following the date specified in the copy of this letter which has been countersigned by you in accordance with Section 3.1 (the "Amendment Effective Date").

3.4
The Borrower reserves the right (a) to withdraw the request that the Agent seek and obtain the consent of all Lenders to the Proposals at any time prior to the then current Consent Deadline and (b) to extend the Consent Deadline at any time prior to the then current Consent Deadline.

4.	Acknowledgement

4.1	Each Lender shall be deemed to have acknowledged that:

(a)
each of Bank of America Merrill Lynch International Designated Activity Company and Mediobanca ‑ Banca di Credito Finanziario S.p.A. ("Mediobanca") are acting as global coordinators in connection with the Proposals (the "Global Coordinators") and in connection therewith, the Global Coordinators, among other activities, have assisted the Borrower in connection with the preparation of this letter and related information package and are coordinating the process with respect to the Proposals and providing related services; and

(b)
each of the Global Coordinators may act in more than one capacity in relation to the Proposals and may have conflicting interests in respect of such different capacities (in particular, each of the Global Coordinators or an Affiliate thereof is a Lender under the Senior Facility Agreement and Mediobanca is the Agent under the Senior Facility Agreement).

5.	Miscellaneous

5.1
The Proposals, and any information provided by or on behalf of the Borrower under or in connection with the Proposals, are to be treated as Confidential Information and are subject to the provisions set out in Clause 39 (Confidentiality) of the Senior Facility Agreement.

5.2	The Repeating Representations are true on the date of this letter and will be deemed to be made on the Amendment Effective Date.

5.3
The provisions of the Finance Documents shall, save as affected by the Proposals, continue unchanged and in full force and effect and shall incorporate the Proposals. The Finance Parties reserve all rights they may have now or subsequently in respect of the Finance Documents.

5.4	The Borrower confirms that its obligations under Clause 19 (Guarantee and Indemnity) of the Senior Facilities Agreement shall:

(a)	remain in full force and effect notwithstanding the Proposals; and

(b)	extend to any new obligations assumed by any Obligor under the Finance Documents (including, but not limited to, obligations under the Senior Facilities Agreement, as modified by the Proposals).

5.5	The Borrower confirms that the Transaction Security created by it pursuant to each Security Document to which it is a party shall:

(a)	remain in full force and effect notwithstanding the Proposals; and

(b)
continue to secure its obligations and extend to any new obligations assumed by an Obligor under the Finance Documents as amended (including, but not limited to, obligations under the Senior Facilities Agreement, as modified by the Proposals).

5.6
On or about the Amendment Effective Date, the Borrower shall deliver to the Agent a guarantee and/or security confirmation letter substantially in the form set out in Schedule 1 (Form of Confirmation Letter) duly executed by the Borrower as Obligors' Agent and each of the following members of the Group (each being a Guarantor and/or a provider of Transaction Security):

Member of the Group	Jurisdiction of Formation

International Game Technology	Nevada, USA
IGT	Nevada, USA
IGT Global Solutions Corporation	Delaware, USA
IGT Foreign Holdings Corporation	Delaware, USA
IGT Canada Solutions ULC	Nova Scotia, Canada
IGT Germany Gaming GmbH	Germany
Lottomatica Holding S.r.l.	Italy

5.7	This letter is a Finance Document for the purposes of the Senior Facility Agreement.

5.8
The provisions of Clause 36 (Remedies and Waivers), Clause 42 (Governing Law) and Clause 43 (Enforcement) of the Senior Facility Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those provisions to "this Agreement" are or include references to this letter.

5.9	This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of copy of this letter.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

Yours faithfully

International Game Technology PLC
as Obligors' Agent

By    /s/ Claudio Demolli
Claudio Demolli,
Treasurer

The Agent confirms on behalf of the Finance Parties that    X    all Lenders _____ the Majority Lenders consent to the Proposals and that the Proposals take effect on   8th   May 2020.

Mediobanca ‑ Banca di Credito Finanziario S.p.A.
as Agent on its own behalf and on behalf of each Finance Party

By        /s/ Simona Gherardi
Print Name    Simona Gherardi
Title        Authorized Signatory

By        /s/ Dario Arienti
Print Name    Dario Arienti
Title        Authorized Signatory

Date:   8th   May 2020

SCHEDULE 1

FORM OF CONFIRMATION LETTER

To:	MEDIOBANCA ‑ BANCA DI CREDITO FINANZIARIO S.P.A., as Agent for the Finance Parties
[NATWEST MARKETS PLC, as Security Agent for the Finance Parties]

From:	[INSERT NAME OF GUARANTOR], as Guarantor[/Security Provider] (the "Guarantor[/Security Provider]")
INTERNATIONAL GAME TECHNOLOGY PLC, as Obligors' Agent

[●] May 2020

International Game Technology PLC Senior Facility Agreement dated 25 July 2017, as amended from time to time (the "Senior Facility Agreement"), to be amended by a First Amended and Restated Third Amendment Request dated 3 May 2020 and effective [●] May 2020 (the "Request")

1.
We refer to the Senior Facilities Agreement. This confirmation letter (this "Confirmation Letter") is contemplated by Section 5.6 of the Request and is a Finance Document for the purposes of the Senior Facilities Agreement. Terms defined in the Senior Facilities Agreement have the same meaning in this Confirmation Letter unless given a different meaning in this Confirmation Letter.

2.
The Guarantor[/Security Provider] has reviewed the Proposals and confirms its acceptance of the Proposals (as defined in the Request) and confirms that the execution and delivery of this Confirmation Letter by it have been duly authorised by all necessary corporate or company action.

3.	The Guarantor[/Security Provider] confirms that its obligations under Clause 19 (Guarantee and Indemnity) of the Senior Facilities Agreement shall:

(a)	remain in full force and effect notwithstanding the Proposals; and

(b)	extend to any new obligations assumed by any Obligor under the Finance Documents (including, but not limited to, obligations under the Senior Facilities Agreement, as modified by the Proposals).

4.	[The Guarantor/Security Provider confirms that the Transaction Security created by it pursuant to each Security Document to which it is a party shall:

(c)	remain in full force and effect notwithstanding the Proposals; and

(a)
continue to secure its obligations and extend to any new obligations assumed by an Obligor under the Finance Documents as amended (including, but not limited to, obligations under the Senior Facilities Agreement, as modified by the Proposals).]

5.	This Confirmation Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
[THE NEXT PAGE IS THE SIGNATURE PAGE]

EXECUTED AND DELIVERED AS A DEED BY

[INSERT NAME OF GUARANTOR],
as Guarantor[/Security Provider]
by a person who is acting under the authority
of the company in accordance with the
laws of its jurisdiction of incorporation

By
Print Name
Title

INTERNATIONAL GAME TECHNOLOGY
PLC, as Obligors' Agent

By
Print Name
Title

‑1‑